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[LETTERHEAD OF ELLIS FUNK, P.C.]

Robert N. Dokson Neal J. Fink Robert B. Goldberg (GA & SC) Amy L. Kaye Albert L. Labovitz (GA & AL) M. Barry Leitz	Attorneys At Law One Securities Centre Suite 400 3490 Piedmont Road, N.E. Atlanta, Georgia 30305-1743 404-233-2800 Facsimile 404-233-2188	Of Counsel: Donald J. Ellis (GA & VA) David I. Funk Russell H. Kasper, P.C. Jane R. Leitz Clay M. White E-mail: rgoldberg@ellisfunk.com

August 22, 2006

Ms. Sara Kalin
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C 20549

Re:
Allegiant Travel Company
Amendment No. 1 to Registration Statement on Form S-1 Filed on July 5, 2006
File No. 333-134145

Dear Ms. Kalin:

        We have today filed with the Commission on the EDGAR system Amendment No. 2 to the above-referenced Registration Statement. This letter is in response to the Staff's comment letter issued on July 20, 2006, with respect to the above-referenced matter. The following responds to the item numbers in the Staff's comment letter:

Cover page

1.
Please state that the selling shareholders are deemed underwriters to the extent the underwriters purchase shares from the selling shareholders to cover overallotments.

Company Response:

        In response to the Staff's comment, we have included language to that effect in the "Underwriting" section of the Prospectus.

Risk Factors, page 12

Our maintenance costs will increase as our fleet ages, page 14

2.
Please disclose the average age of an aircraft based on industry standards. For example, since FAA regulations require additional maintenance inspections for older aircraft, please describe the age of an "older aircraft" to help investors assess the risk.

Company Response:

        We have added language in the Risk Factor responsive to the Staff's comment.

Use of Proceeds, page 29

3.
To the extent you incur a commitment or obligation in connection with your current negotiations to purchase a leased aircraft, please revise disclosure accordingly.

Company Response:

        The aircraft purchase we were negotiating has now been completed, and, as a result, the proceeds from this offering will not be used for this purpose. We have no present commitments for the purchase of aircraft. We have revised the language in this section accordingly.

Selected Financial and Operating Data, page 32

4.
We note that while you have most recently disclosed EBITDA as a measure of operating performance, you have provided a reconciliation of EBITDA to cash flows from operations, which is consistent with the presentation of EBITDA as a measure of liquidity. As such, we believe you should revise your document to provide a reconciliation of EBITDA to net income or loss. Please refer to the guidance provided in question number 15 of our June 13, 2003 release titled "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures . . . "

Company Response:

        In response to the Staff's comment, we have modified the disclosures to reconcile EBITDA calculations to net income (loss) for each period presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations Other (Income) Expense, page 49

5.
We have reviewed your response to our prior comment number 20. However, we do not believe that your amended disclosures fully address the concerns raised in our prior comment. Given the significance of the "gain on fuel derivatives" recognized in fiscal year 2004 (relative to net income and relative to the gains recognized in fiscal years 2003 and 2004), please disclose the underlying factors which contributed to the materiality of the gain recognized in fiscal year 2004. For example, please disclose whether the size of the gain recognized was a result of the quantity or notional value of outstanding derivative contracts, greater fluctuations in the underlying(s) being hedged by your derivative contracts, or other factors. Your amended disclosures should be as detailed as necessary to provide a clear understanding with regard to the factors contributing to the materiality of the recognized gain.

Company Response:

        In response to the Staff's comment, we have expanded our disclosures as to the underlying factors contributing to the gain from fuel derivatives recognized in 2004.

Financial Statements

General

6.
We note that prior to the completion of your offering, you intend to convert from a limited liability company to a corporation. We also note that in connection with your conversion, your outstanding shares of preferred stock will be exchanged for shares of common stock. As such, please present pro forma tax and earnings per share data on the face of your statements of operations for the latest fiscal year and any interim period presented, giving effect to both the tax implications associated with converting from a limited liability company to a corporation and the conversion of your preferred shares to common shares. A pro forma balance sheet should also be alongside the historical balance sheet as of the latest period presented in your registration statement, giving effect to the conversion of your preferred stock and the tax adjustments associated with your reorganization.

Company Response:

        We have presented the pro forma data on the face of the statements of operations and balance sheet showing the tax effects of the conversion from a limited liability company to a corporation. We have also presented the pro forma effect of the exchange of preferred shares for common shares on the face of the balance sheet.

Consolidated Statements of Shareholders'/Members' Equity (Deficit) and Comprehensive Income, page F-5

7.
Per your statement of shareholders' equity, it appears that you issued warrants valued at approximately $329,000 during the quarter ended March 31, 2006. However, it does not appear that you have discussed the issuance of these warrants elsewhere in your document. As such, please disclose i) the transaction that resulted in the issuance of the aforementioned warrants, ii) whether the warrants were issued to an employee(s), a related party, or an unrelated third party, iii) the number of warrants that you issued during the quarter, iv) the exercise prices) of the warrants, and v) how you have valued the warrants, including the assumptions that you used.

Company Response:

        As previously disclosed, the only warrants issued by the Company were the 162,500 warrants issued to the placement agent in May 2005 in connection with our private placement of redeemable convertible preferred shares. In the course of re-testing the $57,000 value assigned to the warrants during the first quarter of 2006, it was determined the value of the warrants at issuance should have been $329,000. The adjustment to reflect the proper value of the warrants was determined not to be material to the December 31, 2005 consolidated financial statements and was therefore recorded in the quarter ended March 31, 2006. We have modified the disclosures in both the consolidated statements of shareholders'/members' equity and the consolidated statements of cash flows to reflect the adjustment, but without implying that additional warrants were issued during the March 31, 2006 quarter. The warrants were valued using a Black-Scholes model with the following assumptions based on benchmark studies within the industry: no dividend yield, volatility of 60%, interest rate of 3.93%, and an estimated term of five years. The fair market value was determined to be $2.028 per share or $329,550. We have expanded disclosure in the footnotes to the financial statements to include these warrants.

Notes to Consolidated Financial Statements Short-term Investments, page F-10

8.
We note that although you have disclosed the cost and market value of your short-term investments as of March 31, 2006, you have not disclosed information regarding their contractual maturities. As such, please expand your disclosures to provide information about the maturity of your short—term investments held at March 31, 2006. Refer to the requirements of paragraph 20 of SFAS No. 115.

Company Response:

        In response to the Staff's comment, we have disclosed the contractual maturities of the short-term investments held as of June 30, 2006.

Employee Benefit Plans

Share Option Program, page F-22

9.
We have reviewed your response to our prior comment number 42, but we do not believe that your response fully addresses the concerns raised in our prior comment. While you have discussed the factors considered by your Board of Directors when determining the fair value of your common shares issued in August of 2003, your response does not discuss the use of a valuation methodology or technique, such as those described in the AICPA Auditing and Accounting Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation." As such, please describe in detail the methodology and assumptions used by your Board of Directors to determine the fair value of your common shares on the date that these common shares were issued. In addition, tell us why management chose not to obtain a contemporaneous valuation of your common shares from an independent valuation specialist at the issuance date. If a full valuation analysis was not performed at the time that your common shares were issued, we believe a retrospective valuation should be performed at this time. In addition, please discuss in MD&A the factors considered, significant assumptions and valuation method utilized at each valuation date. Furthermore, we believe that you should specifically disclose the factors that contributed to the increase in the fair value of your common shares from $0.10 per share in August of 2003 to $3.50 in February of 2005 and to $4.50 in September of 2005.

Company Response:

        In response to the Staff's comment, we have added disclosure in MD&A as to the factors considered and significant assumptions and valuation methods used at the time of each grant of stock or stock options. To support the valuations used, the Company has performed a retrospective valuation with the assistance of its investment bankers. The valuation was conducted by analyzing public market comparable valuations of public airline companies that the Company viewed, at the relevant specific point in time, as having businesses and operations similar to the Company. Specifically, the valuation model derives the Company's enterprise value at the date the common stock or options were issued and then divides the result by the existing common stock, common stock equivalents and convertible securities to determine the "market value" of the Company's common stock at that point in time. The enterprise values at each point in time were based on a multiple of EBITDAR for the preceding four quarters, with adjustments to the value for the amount of the Company's cash, cash equivalents, short-term investments and long-term debt. The EBITDAR multiples were determined by reference to a peer group of public companies with businesses and operations believed to be comparable to the Company's at the time and with discounts to the public company EBITDAR multiples to take into account the Company's status as a small cap and private company.

        In each case except one, the market value determined in this retrospective analysis provided a lower per share value than the price at which the Company sold equity to employees in August 2003 and the exercise prices at which options were granted. Whereas the retrospective analysis indicated a $4.97 per share value for options granted during the quarter ended September 30, 2005, we granted 20,000 options at $4.50 per share to a single individual during that quarter. Nevertheless, the Company believes that the grant price for this option grant was not less than fair market value considering the Company's consummation of the arms length sale of preferred shares at $4.00 per share in the previous quarter. The intrinsic value of the option at the date of grant, if any, is not material.

        We have also expanded our discussion to incorporate the disclosures recommended in the AICPA's Auditing and Accounting Practice Aid—"Valuation of Privately Held Company Equity Securities Issued as Compensation."

10.
Please discuss in MD&A how the exercise prices of your options and warrants issued during fiscal years 2005 and 2006 compare to the expected public offering price of your common shares. Your expanded disclosures should include the following:

•
A discussion of the significant factors, assumptions, and methodologies used in determining the fair value of your common shares on the dates that your options and warrants were issued.

•
A discussion in MD&A of each significant factor contributing to the difference between the fair value of your common shares as of the dates of your option and warrant issuances and your expected public offering price.

•
A discussion in MD&A of the valuation alternative selected for use by the Board of Directors when your options and warrants were issued, and an explanation of why management chose not to obtain a contemporaneous valuation of your common shares by an independent valuation specialist.

Please refer to the guidance outlined in paragraph 182 of the AICPA Audit and Accounting Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

Company Response:

        We have expanded our MD&A to include the significant factors, assumptions and methodologies used in determining the fair value of our common shares on the dates that our options and warrants were issued. We have also included discussion specific to the difference between the fair value and the expected public offering price, an explanation of the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an independent valuation specialist.

Industry Information

        The Company hereby confirms that all of the statistics included in the Industry section are publicly available without charge on the websites previously provided to the Staff.

Reserved Share Program

        The Company has requested the underwriters to reserve shares of Common Stock (the "Stock") for sale to certain employees and friends of the Company ("Invitees") through a Reserved Share Program (the "Program") to be conducted by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). The class of persons for whom shares of Stock will be reserved will be determined by the Company, which will provide Merrill Lynch with the names and addresses of such Invitees along with the maximum number of shares which will be reserved for each such Invitee. Offers and sales of the Stock to Invitees through the Program will be on the same terms as those offered and sold to the general public. Invitees will be invited to participate in the program either by an overnight mailing of materials (Print and Mail Method) or by e-mail (Print Suppression Method).

        Print and Mail Method—Based upon information provided by the Company, Merrill Lynch will prepare and mail to each Invitee a package of materials consisting of a short introductory letter from Merrill Lynch, a letter from the Company describing the Program and its mechanics (the "CEO Letter"), an Indication of Interest Form ("IOI"), and a booklet entitled "How to Respond to the Reserved Share Program" (the "Booklet"). The package of materials will include a copy of the preliminary prospectus, and a phone number which the Invitee may call if he or she has any questions concerning the Program.

        In addition to explaining the mechanics of the Program, the CEO Letter will make clear that the Invitee is under no obligation to purchase Stock through the Program, that responding to the mailing will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy Stock may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date. The CEO Letter will also contain the legend set forth in Rule 134.

        The IOI is designed to be signed by the Invitee and returned to Merrill Lynch by facsimile. It is the method by which the Invitee affirms certain statements contained in the Booklet, including that the Invitee has received a copy of the preliminary prospectus, that the number of shares indicated is for the Invitee's personal account, that the Invitee is aware that he or she is not assured of obtaining any or all of the shares requested, and a reiteration of the fact that no offer to buy shares can be accepted, and no part of the purchase price can be received, until effectiveness of the Registration Statement, and that the indication of interest involves no obligation or commitment of any kind. It also provides the mechanism which allows the Invitee to indicate his or her answers (and the answers of his or her joint account holder if the Invitee wishes to purchase in a joint account) to the questions, also contained in the Booklet, which are designed to allow Merrill Lynch to determine whether the Invitee is prohibited from purchasing the Stock under NASD Conduct Rule 2790. Another item in the IOI is designed to provide the vehicle by which the Invitee can indicate the maximum number of shares in which he or she wishes to express an interest, and adduces certain personal information necessary for the administration of the Program.

        In addition to setting out instructions on how to complete and return the IOI, the Booklet contains a series of Frequently Asked Questions about the Program, along with the answers to those questions.

        If the Invitee is interested in reserving Stock through the Program, he or she is directed to return the completed IOI to Merrill Lynch by a specified date. Once the Invitee has returned a completed IOI to Merrill Lynch, and assuming that there is no regulatory impediment to his or her participation in the Program under Conduct Rule 2790, the Invitee's personal information and the maximum number of shares in which the Invitee has expressed an interest are forwarded to a Merrill Lynch Financial Advisor or Registered Representative who will contact the Invitee to assist in opening a Merrill Lynch account to allow for purchase of the Stock. All purchases by the Invitee through the Program must be made in an account at Merrill Lynch.

        Following receipt of all expressions of interest and the establishment of accounts for each Invitee, the Company will determine the final allocation of shares which will be made available to the Invitees. This allocation is made in the sole discretion of the Company.

        Once the Registration Statement has been declared effective and the public offering price of the Stock has been determined, the Merrill Lynch Financial Advisor or Registered Representative to whom the Invitee has been assigned will contact the Invitee, and inform the Invitee of the public offering price and the maximum number of shares which the Company has determined that he or she may purchase.

        The Invitee is then asked whether he or she wishes to purchase Stock at that price, and if so, how many shares (subject to a minimum of 50 shares and subject to the maximum set by the Company). The Invitee may then decline to purchase Stock, agree to purchase Stock but specify a lesser number of shares than the maximum number set by the Company, or purchase the maximum number of shares. If the Financial Advisor or Registered Representative cannot reach the Invitee within 24 hours of pricing, the Invitee will lose the opportunity to participate in the Program. If the Invitee agrees to purchase Stock, a copy of the final prospectus is sent to the Invitee along with a confirmation of the transaction. The mechanics of the sale to the Invitee is handled the same way as any other sale of the Stock to any purchaser in the public offering. The Invitees are not required to pre-fund their accounts, and payment is not required until after the Invitee has confirmed his or her indication of interest after the pricing of the offering. Invitees are not subject to a lock-up as a condition of their participation in the Program.

        Print Suppression (E-mail) Method—Under this method, the Company will provide to Merrill Lynch a list of Invitees, along with their e-mail addresses and the maximum number of shares in which each such person may invest. Merrill Lynch will then send to each Invitee an e-mail in the form shown in the first page of the Print Suppression package. Should the Invitee wish, he or she would then click on the hyperlink, and would be presented with a log-in screen. The log-in screen would contain, among other things, the legend set forth in Rule 134. The Invitee could then log-in to the Deal Sketch page using the Deal ID and PIN number provided in the initial e-mail.

        The Deal Sketch page indicates the status of the Program at the time the Invitee logs-in, which may be that indications of interest are being accepted, the response deadline has passed, the acceptance period has begun, etc. It also shows to each Invitee the number of shares in which he or she may indicate an interest, and important information about the public offering, including the relevant dates and details of the offering. The Invitee is advised to read the CEO Letter by clicking on the appropriate button. The CEO Letter advises the Invitee to review the preliminary prospectus by clicking on the embedded hyperlink, and also advises that the Invitee may review the preliminary prospectus at any time by returning to the Deal Sketch page and clicking the "prospectus" button. In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase shares through the Program, that responding will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date. The CEO Letter also contains the Rule 134 legend and a series of Frequently Asked Questions about the Program, along with the answers to those questions. If the Invitee chooses to participate in the Program, the procedure is exactly the same as if the Program were being conducted according to the Print and Mail method.

        Please contact me at (404) 233-2800 should you require additional information or have questions regarding this letter.

                      Sincerely,

                      /s/ ROBERT B. GOLDBERG

                      Robert B. Goldberg

RBG:jll

cc:
Maurice J. Gallagher, Jr.
Andrew C. Levy
Mark Smith, Esq.

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[LETTERHEAD OF ELLIS FUNK, P.C.]